BANCO  ITAÚ  HOLDING  FINANCEIRA  S.A.

CNPJ. 60.872.504/0001-23	NIRE. 35300010230

A Publicly Listed Company

MEETING OF THE BOARD OF DIRECTORS

OF MAY 7, 2007

On May 7, 2007, at 4:00 p.m., the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. met at the company’s head office and under the chairmanship of Dr. Olavo Egydio Setubal, for the following purposes:

a)

to appoint the Chairman and the Vice Chairmen of the Board of Directors for the annual term of office to expire on the date that members elected by the Ordinary General Meeting of 2008 take up their positions, as well as the substitute of the Chairman in the event of impediment;

b)

to elect the individuals who shall make up the Board of Executive Officers, defining the specific areas of responsibility of each one of the officers; to appoint the members of the Appointments and Compensation Committee, the Audit Committee and the Disclosure and Insider Trading Committee; and to elect the members of the Advisory Board and International Advisory Board,

all to enjoy an annual term of office which shall continue until those elected at the first meeting of the Board of Directors immediately following the Ordinary General Meeting of 2008, take up their positions.

Opening the session and examining the first item on the agenda with respect to the positions of Chairman and Vice Chairmen on the Board of Directors, the Directors decided unanimously to appoint:

a)	Chairman: Dr. OLAVO EGYDIO SETUBAL; Vice Chairmen: Dr. JOSÉ CARLOS MORAES ABREU, Dr. ALFREDO EGYDIO ARRUDA VILLELA FILHO and Dr. ROBERTO EGYDIO SETUBAL;

b)	the Vice Chairman Dr. JOSÉ CARLOS MORAES ABREU as deputy for the Chairman of the Board, Dr. OLAVO EGYDIO SETUBAL, in the event of the latter’s incapacity or absence.

Proceeding with the day’s agenda, the Chairman notified the meeting that it was incumbent on those present to establish the number making up the Board of Executive Officers of the corporation and to elect its members for the next annual term of office.

Having examined the contents of Article 9 of the bylaws, the Directors unanimously decided that the Board of Executive Officers shall be made up of 10 (ten) positions comprising a Chief Executive Officer, 1 (one) Senior Vice President, 2 (two) Executive Vice Presidents, the Legal Counsel, 2 (two) Executive Directors, 3 (three) Managing Directors.

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Meeting of the Board of Directors of May 7, 2007

Passing on to the election of members per se and initially verifying compliance of the individuals to be elected with the prior conditions for eligibility pursuant to Articles 146 and 147 of Law 6,404/76, Article 3 of Resolution 3,041/02 of the National Monetary Council and Instruction 367/02 of the Brazilian Securities Commission (CVM), Directors unanimously decided:

1.   to reelect the following as qualified below to comprise the Board of Executive Officers for the next annual term of office:

Chief Executive Officer: ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 4.548.549, enrolled in the Brazilian tax register (CPF) under number 007.738.228-52, domiciled in the city of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Itaúsa – 10th floor;

Senior Vice President: HENRI PENCHAS, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 2.957.281, enrolled in the Brazilian tax register (CPF) under number 061.738.378-20, domiciled in the city of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Conceição – 12th floor;

Executive Vice Presidents: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 6.045.777, enrolled in the Brazilian tax register (CPF) under number 014.414.218-07, domiciled in the city of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Eudoro Villela – 13th floor; and CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 10.266.958, enrolled in the Brazilian tax register (CPF) under number 039.690.188-38, domiciled in the city of São Paulo at Avenida Brigadeiro Faria Lima, 3.400 – 4th floor;

Legal Counsel: LUCIANO DA SILVA AMARO, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 3.413.990, enrolled in the Brazilian tax register (CPF) under number 105.883.708-78, domiciled in the city of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Conceição – 12th floor;

Executive Directors: RODOLFO HENRIQUE FISCHER, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 5.228.587-X, enrolled in the Brazilian tax register (CPF) under number 073.561.718-05, domiciled in the city of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Eudoro Villela – Piso Zero; and SILVIO APARECIDO DE CARVALHO, Brazilian, divorced, business administrator, bearer of Brazilian identity card RG-SSP/SP number 3.293.653, enrolled in the Brazilian tax register (CPF) under number 391.421.598-49, domiciled in the city of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Conceição – 12th floor.

Managing Directors: JACKSON RICARDO GOMES, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 9.418.884, enrolled in the Brazilian tax register (CPF) under number 019.723.148-90, domiciled in the city of São Paulo at Praça Alfredo

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Meeting of the Board of Directors of May 7, 2007

Egydio de Souza Aranha, 100 – Torre Conceição – 12th floor; MARCO ANTONIO ANTUNES, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 7.669.530-X, enrolled in the Brazilian tax register (CPF) under number 002.975.098-96, domiciled in the city of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Conceição – 12th floor; and WAGNER ROBERTO PUGLIESE, Brazilian, married, accountant, bearer of Brazilian identity card RG-SSP/SP number 10.311.777, enrolled in the Brazilian tax register (CPF) under number 006.233.488-37, domiciled in the city of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Eudoro Villela – Piso -1.

2.    pursuant to the regulatory provisions of the Central Bank of Brazil and the Brazilian Securities Commission-CVM, to appoint:

a)   Officer responsible for the Commercial, Investment, Credit Finance and Investment, Home Mortgage Credit and Leasing Portfolios

CANDIDO BOTELHO BRACHER

b)  Officer responsible for Deposit Accounts, Foreign Exchange Operations, Swap Operations, Lending Operations and Exchange of Securities, Rural and Committed Operations, Liquidity Risk Control and the Brazilian Payments System and National Financial System Customer Register

RODOLFO HENRIQUE FISCHER

c)   Officer responsible for Market Risk Management, Foreign Exchange Risk and Central Risk System Unit

JACKSON RICARDO GOMES

d)   Officer responsible for Operating Risk Management

HENRI PENCHAS

e)  Officer responsible for the Accounting Area, for up-dating information in the UNICAD System and for the Allegations, Complaints and Information Requests Registration System

MARCO ANTONIO ANTUNES

f)    Officer responsible for Prevention and Combating of Money Laundering

WAGNER ROBERTO PUGLIESE

g)   Investor Relations Officer

ALFREDO EGYDIO SETUBAL

The Chairman then announced that it was incumbent on the Board of Directors to decide on the members to comprise the Appointments and Compensation Committee, the Audit Committee and the Disclosure and Insider Trading Committee.

The Board of Directors, having examined the matter, decided unanimously that the said statutory bodies shall comprise the following members:

a)	Appointments and Compensation Committee

President: OLAVO EGYDIO SETUBAL (permanent member); Members: ALFREDO EGYDIO ARRUDA VILLELA FILHO, CARLOS DA CAMARA PESTANA, FERNÃO

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Meeting of the Board of Directors of May 7, 2007

CARLOS BOTELHO BRACHER, JOSÉ CARLOS MORAES ABREU, ROBERTO EGYDIO SETUBAL and ROBERTO TEIXEIRA DA COSTA;

b)	Audit Committee

President:  CARLOS DA CAMARA PESTANA; Members:  ALCIDES LOPES TÁPIAS, GUSTAVO JORGE LABOISSIERE LOYOLA and TEREZA CRISTINA GROSSI TOGNI;

to maintain as specialist to the Audit Committee of the Itaú Financial Conglomerate, with responsibilities pursuant to Resolution 3,198 of the National Monetary Council and the Sarbanes-Oxley Act of the United States Congress, the Director Tereza Cristina Grossi Togni, due to her undoubted knowledge in the accounting and auditing areas.

c)	Disclosure and Insider Trading Committee

Investor Relations Officer: ALFREDO EGYDIO SETUBAL; Members of the Board of Directors: ALCIDES LOPES TÁPIAS, ALFREDO EGYDIO ARRUDA VILLELA FILHO, HENRI PENCHAS, ROBERTO TEIXEIRA DA COSTA and TEREZA CRISTINA GROSSI TOGNI; Officers of the Board of Banco Itaú S.A.: ANTONIO JACINTO MATIAS, MARIA ELIZABETE VILAÇA LOPES AMARO and SILVIO APARECIDO DE CARVALHO; Officer of the Board of Banco Itaú BBA S.A.: ANTONIO CARLOS BARBOSA DE OLIVEIRA.

The item on the agenda in relation to the composition of the Advisory Board for the next annual term of office was then examined, the meeting’s participants deciding unanimously to reelect Advisory Board’s current members as follows: FERNANDO DE ALMEIDA NOBRE NETO, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SP/SP number 3.931.092, enrolled in the Brazilian tax register (CPF) under number 002.936.448-53, domiciled at Rua Butantã, 461, 5th floor in the city and state of São Paulo, LÍCIO MEIRELLES FERREIRA, Brazilian, widower, industrialist, bearer of Brazilian identity card RG-SSP/SP number 280.844, enrolled in the Brazilian tax register (CPF) under number 006.528.148-91, domiciled at Rua Boquim, 589, in the city and state of São Paulo and LUIZ EDUARDO CAMPELLO, Brazilian, widower, industrialist, bearer of Brazilian identity card RG-SSP/SP number 469.836, enrolled in the Brazilian tax register (CPF) under number 007.362.288-53, domiciled at Rua Nicarágua, 220 in the city and state of São Paulo.

Turning to the item on the election of members of the International Advisory Board, the Chairman pointed out that pursuant to Article 12 of the Bylaws, the Chief Executive Officer ROBERTO EGYDIO SETUBAL, in his position as permanent member, must be included as well as from 3 to 20 individuals elected from among the management and personalities of recognized competence in the international financial and economic field.

The matter was discussed and voted, the Directors deciding unanimously:

a)   to reelect as members of the International Advisory Board the following 9 (nine) individuals qualified as follows: ARTUR EDUARDO BROCHADO DOS SANTOS SILVA, Portuguese, married, lawyer, Identity Document (Portugal) number 1.960.575, domiciled at Rua Tenente Valadim, 284, Porto – Portugal; CARLOS DA CAMARA PESTANA, Portuguese, married, lawyer, bearer of Brazilian foreign residents’ identity card number

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Meeting of the Board of Directors of May 7, 2007

RNE/DPMAF-SE-W-289499-K, enrolled in the Brazilian tax register (CPF) under number 401.016.577-49, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, 10th floor in the city and state of São Paulo; FERNÃO CARLOS BOTELHO BRACHER, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP n° 1.309.953, enrolled in the Brazilian tax register (CPF) under number 004.286.808-44, domiciled at Avenida Brigadeiro Faria Lima, 3.400 – 4th floor, the city and state of São Paulo; HENRI PENCHAS, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 2.957.281, enrolled in the Brazilian tax register (CPF) under number 061.738.378-20, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12th floor in the city and state of São Paulo; JOSÉ CARLOS MORAES ABREU, Brazilian, widower, lawyer, bearer of Brazilian identity card RG-SSP/SP number 463.218, enrolled in the Brazilian tax register (CPF) under number 005.689.298-53, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, Piso Itaúsa, in the city and state of São Paulo; MARIA DE LOURDES EGYDIO VILLELA, Brazilian, divorced, psychologist, bearer of Brazilian identity card RG-SSP/SP number 2.497.608-8, enrolled in the Brazilian tax register (CPF) under number 007.446.978-91, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, Piso Terraço, in the city and state of São Paulo; ROBERTO TEIXEIRA DA COSTA, Brazilian, married, economist, bearer of Brazilian identity card RG-SSP/SP number 3.246.995-0, enrolled in the Brazilian tax register (CPF) under number 007.596.358-20, domiciled at Rua Pedro Avancine, 73 – 8th floor, in the city and state of São Paulo; RUBENS ANTONIO BARBOSA, Brazilian, married, lawyer, bearer of Brazilian identity card MRE/DF number 5227, enrolled in the Brazilian tax register (CPF) under number 090.564.241-49, domiciled at Avenida Brigadeiro Faria Lima, 2.055 – 9th floor, suite 92, in the city and state of São Paulo; and SERGIO SILVA DE FREITAS, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 6.523.309, enrolled in the Brazilian tax register (CPF) under number 007.871.838-49, domiciled at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Eudoro Villela – 3rd floor in the city and state of São Paulo;

b)	to maintain the Member Roberto Egydio Setubal as President of the International Advisory Board.

Concluding the agenda of the day, the Chairman reminded the meeting’s participants that all those elected would take up their positions, once the Central Bank of Brazil had duly ratified the meeting’s decisions.

With the items on the agenda concluded, the Chairman requested that the respective minutes be transcribed. With these having been read and signed by all, the meeting was declared closed. São Paulo-SP, May 7, 2007. (signed) Olavo Egydio Setubal - Chairman; Alfredo Egydio Arruda Villela Filho, José Carlos Moraes Abreu and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

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Meeting of the Board of Directors of May 7, 2007

ALFREDO EGYDIO SETUBAL

Investor Relations Officer